July 11, 2012	News Release 12-11

SILVER STANDARD ANNOUNCES TWO ADDITIONAL LONG-TERM SILVER
CONCENTRATE SALES CONTRACTS

VANCOUVER, B.C. -- Silver Standard Resources Inc. (NASDAQ: SSRI, TSX: SSO) (“Silver Standard” or the “Company”) announced today that it has signed two additional long term silver concentrate sales contracts, completing its sales strategy. The new contracts total approximately 500 tonnes of silver concentrate per month and position the company to begin drawing down excess silver concentrate inventory. During the second half of 2012, the Company will sell silver concentrate into four long term contracts and will continue with spot sales. Shipments under the new contracts are scheduled to begin in July.

“Having a diversified customer base consisting of direct relationships with smelters and an industry leading metals trader allows us to understand the market better and reduce our transportation and refining costs,” said John Smith, President and CEO. “These contracts demonstrate once again the market demand for our high quality product.”

SOURCE: Silver Standard Resources Inc.

Contact:

Steve Hards
Director, Investor Relations
Silver Standard Resources Inc.
Vancouver, B.C.
N.A. Toll Free: (888) 338-0046
All others: (604) 689-3846
Email: invest@silverstandard.com

Cautionary Statements on Forward-Looking Information: Statements in this news release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and forward-looking information within Canadian securities laws (collectively "forward-looking statements"). Forward-looking statements are statements that are not historical facts and that are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements. Such risks and uncertainties include, but are not limited to, the acceptance and registration of the concentrate sales agreements and related agreements and documents in Argentina; the Company’s ability to deliver the tonnage and quality of silver concentrate required under the sales agreements due to factors in and out of the Company’s control; the willingness and ability of the counterparties to the sales agreements to purchase and pay for the silver concentrates as set out in the sales agreements; changes to import and export regulations in Argentina and in the countries where Silver Standard is to deliver the silver concentrates under the sales agreements; changes in economic conditions or financial markets; changes in prices for the Company's mineral products or increases in input costs; uncertainty of production and cost estimates for the Pirquitas Mine; risks and uncertainties associated with new mining operations including delays and operational issues; risks relating to the interpretation of drill results and the geology, grade and continuity of our mineral deposits; litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in Argentina, Australia, Canada, Chile, Mexico, Peru, the United States and other jurisdictions in which Silver Standard may carry on business; technological and operational difficulties or the delay, non-compliance or inability to obtain permits encountered in connection with our properties; labour relations matters; and changing foreign exchange rates, all of which are described more fully in the Company's most recent Form 20-F, and in the Management Discussion and Analysis and in other filings with the Securities and Exchange Commission and Canadian regulatory authorities. The Company does not intend, and does not assume any obligation, to update any forward-looking statements, other than as required by applicable law.

The TSX has neither approved nor disapproved of the information contained herein.

To receive Silver Standard’s news releases by e-mail, contact Investor Relations at invest@silverstandard.com or call (888) 338-0046